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SEC Mail Processing

MAR 09 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTL Fillmore Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1441 W Ute Blvd, Suite 280

(No. and Street)

Park City	UT	84098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Graham Wilson

(205) 414-3324

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – *if individual, state last, first, middle name*)

9501 W. 171st Place H-103	Tinley Park	IL	60487
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Olsson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTL Fillmore Advisors LLC., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

3/1/2021

Signature

COO/CCO

Title

Notary Public

SEE ATTACHED NOTARIAL CERTIFICATE

This report contains** (check all applicable boxes):

X (a) Facing page.

X (b) Statement of Financial Condition.

(c) Statement of Income (Loss).

(d) Statement of Changes in Financial Condition.

(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

(g) Statement of Cash Flows.

(h) Computation of Net Capital.

(i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3.

(j) Information Relating to the Possession or Control Requirements Under Rule 15c3–3.

(k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3.

(l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.

X (m) An Oath or Affirmation.

(n) A copy of the SIPC Supplemental Report.

(o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Oregon Notarial Certificate (ORS Ch. 194.280, 194.285)

VERIFICATION ON OATH OR AFFIRMATION

STATE OF OREGON

COUNTY OF MULTNOMAH

Signed and sworn to (or attested) before me on March 1st, 2021,
(Date)

by James Olsson.
(Name(s) of individual(s) making statement)

Kaeleb Ulbricht 3/1/21
Notary Signature Date
NOTARY PUBLIC, STATE OF OREGON

OFFICIAL STAMP
KAELEB ULBRICHT
NOTARY PUBLIC - OREGON
COMMISSION NO. 1006094
MY COMMISSION EXPIRES NOVEMBER 15, 2024

Official Stamp

Document Description

This certificate is attached to page 1 of a Oath or Affirmation,
(Title or Type of Document)

dated March 1st, 2021, consisting of 1 pages.

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
INTL Fillmore Advisors, LLC and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of INTL Fillmore Advisors, LLC and Subsidiary (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of INTL Fillmore Advisors, LLC and Subsidiary as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as INTL Fillmore Advisors, LLC and Subsidiary's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
February 26, 2021

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9501 W. 171st Street, H-103 I Tinley Park, IL 60487
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

INTL FILLMORE ADVISORS LLC AND SUBSIDIARY

(A Wholly-Owned Subsidiary of StoneX Group Inc.)
Consolidated Statement of Financial Condition
December 31, 2020

ASSETS	
Cash	$ 3,565,701
Due from clearing broker	1,623,894
Clearing deposit	500,000
Accounts receivable	1,291,361
Employee advances	96,428
Operating right of use assets	103,263
Equipment (less accumulated depreciation of $15,190)	26,301
Goodwill	1,896,630
Intangible assets (less accumulated amortization of $200,000)	550,000
Other assets	40,929
TOTAL ASSETS	$ 9,694,507
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Commissions and bonuses payable	$ 1,305,397
Due to Parent	2,597,216
Due to affiliates, net	264,942
Operating lease liabilities	105,084
Accounts payable and accrued expenses	327,392
TOTAL LIABILITIES	4,600,031
MEMBER'S EQUITY	5,094,476
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 9,694,507

See accompanying notes to consolidated financial statements.

INTL FILLMORE ADVISORS LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of StoneX Group Inc.)

Notes to Consolidated Statement of Financial Condition
December 31, 2020

(1) Organization and Nature of Business

INTL Fillmore Advisors LLC (The "Company") was formed as a Delaware limited liability company and is a wholly owned subsidiary of StoneX Group Inc. (StoneX or The Parent), formally known as INTL FCStone Inc. The Company is a registered broker-dealer with Financial Industry Regulation Authority (FINRA) and the Securities and Exchange Commission ("SEC"). The Company operates as a fully disclosed introducing broker-dealer with the ability to trade domestic and foreign equities and options for institutional customers. The Company is exempt from the requirements of rule 15c3-3 of the SEC since it does not take custody of any customer funds or securities. In 2017, the Company opened a wholly-owned subsidiary, Fillmore Advisors Canada, ULC, which operates in Canada and is solely responsible for the remittance of compensation to one employee domiciled in Canada. Fillmore Advisors Canada, ULC does not receive any fees nor does it incur any expenses other than wages and associated employer costs.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

This consolidated statement of financial condition includes the accounts of INTL Fillmore Advisors, LLC and its wholly-owned subsidiary, Fillmore Advisors Canada, ULC ("Fillmore"). All significant intercompany transactions and balances have been eliminated.

(b) Basis of Accounting

The consolidated statement of financial condition is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

(c) Concentration of Credit Risk

The Company's cash is primarily held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a financially sound institution in order to minimize risk relating to exceeding insured limits.

(d) Income Taxes

The Company is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the Parent entity and passed along to the individual members. Accordingly, no provision for income taxes is provided in the statement of financial condition. The tax years since inception remain open to examination by the major taxing jurisdictions to which the Company is subject.

(e) Equipment

Equipment is carried at cost less accumulated depreciation.

(f) Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

(g) Accounts Receivable

The Company reports all receivables at gross amounts. The Company evaluates its receivable balances and will establish an allowance account based on historical loss experience and current credit conditions. Management maintained an immaterial allowance as of December 31, 2020.

(h) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

(3) Intangible assets

During the year ended December 31, 2019, the Company recorded a definite-lived intangible asset subject to amortization of $750,000 for client-based assets acquired through an acquisition. The intangible asset has a balance of $550,000 as of December 31, 2020.

(4) Clearing Deposit and Due from Clearing Firm

The Company is required to maintain a deposit of $500,000 according to the terms of its fully disclosed clearing agreements with its two clearing firms, Cowen Execution Services and BofA Securities, Inc. These deposits are refundable to the Company upon termination of the agreements. The Company clears securities transactions through these clearing firms. Receivables due to or from the clearing firms are reconciled monthly.

(5) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The discount rate used to determine the lease liability and right of use asset was 4.3%.

The Company leases office space in Park City, Utah. The Company has provided a security deposit of $11,184.

(6) Commitments and Contingencies

The Company, in its capacity as a broker/dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that the resolution of any litigation or regulatory matters will have a material impact on the Company's statement of financial condition.

(7) Off Balance Sheet Credit Risk

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2020, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

(8) Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for such indemnifications.

(9) Related-Party Transactions

The Due to Parent balance at year-end represents payroll and invoices paid by the Parent on behalf of the Company. The Due to affiliates primarily represents soft dollar payable balances in which the affiliate manages the soft dollar bill payments on behalf of the Company.

(10) Customer Concentrations

The Company had twelve customers that represented approximately 96% of the receivables as of December 31, 2020.

(11) Retirement Plan

The Company has a qualified retirement plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The contribution rate under the plan is based on certain percentages of the employees' eligible compensation. The plan provides for contributions by the Company in such amounts as the Board of Directors may determine.

(12) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $2,008,918, which was $1,702,249 in excess of its required net capital of $306,669. The ratio of aggregate indebtedness to net capital was approximately 2.29.

(13) Subsequent Events

The Company has evaluated subsequent events and their potential effects on statement of financial condition through the date of the issued statement of financial condition. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the December 31, 2020 statement of financial condition.